MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED FEBRUARY 28, 2010

The following Management’s Discussion and Analysis (“MD&A) should be read in conjunction with the February 28, 2010 unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”). The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our unaudited interim consolidated financial statements either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. This document is current in all material respects as of April 12, 2010.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our Annual Information Form for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially include but are not limited to:

  our plans to research, develop and commercialize products and the timing of these development programs;
  whether we will receive, and the timing and costs of obtaining, regulatory approvals;
  development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
  the benefits of our drug delivery technologies and product candidates as compared to others;
  our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
  our estimates of the size of the potential markets for our product candidates;
  our selection and licensing of product candidates;
  our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
  sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
  the rate and degree of market acceptance of our products;
  the timing and amount of reimbursement for our products;

  the success and pricing of other competing therapies that may become available;
  our ability to retain and hire qualified employees;
  the manufacturing capacity of third-party manufacturers that me may use for our products; and
  other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

CORPORATE UPDATE

  The appointment of Graham Neil, CA, as Chief Financial Officer and Vice-President, Finance was announced on February 12, 2010. Mr. Neil is a Chartered Accountant with over 10 years of public company and healthcare industry experience. Most recently Mr. Neil served as CFO for a NASDAQ- and TSX-listed development-stage company. Prior to his public company experience, Mr. Neil served with KPMG.

  On March 11, 2010 we announced that Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International Inc., and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). The terms of the settlements are confidential and remain subject to regulatory and court approval.

OUR GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. The current strategy is to out-license marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. Out-licensing sales and marketing to established organizations should maximize revenues from our products while allowing us to focus on our core competence. We will endeavour to reach the following milestones in calendar year 2010:

  Potential FDA approval of Focalin XR
  File and have accepted for review by the FDA, two additional ANDA applications
  Establish at least one additional development/marketing alliance
  Complete manufacturing of clinical batches of Rexista™
  Complete Phase 1 studies using clinical batches of Rexista™
  Schedule a pre-IND meeting with FDA to discuss Rexista™ clinical development plan

BUSINESS OVERVIEW

We are a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, IPC has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection. Several of these products are partnered.

IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (“the IPC Arrangement Transaction”) on October 22, 2009 resulting in a new publicly-traded company, Intellipharmaceutics International Inc. which is incorporated under the laws of Canada and traded on the TSX and NASDAQ. Each former Vasogen shareholder received 0.065963061 common shares of IPC, and each former IPC Ltd. shareholder received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

As a result of the transaction, we selected a November 30 year end. All comparable information is that of our predecessor Company, IPC Ltd. Accordingly, our unaudited interim consolidated financials statements have been presented for the three month period which ended February 28, 2010 with a comparative three month period which ended March 31, 2009.

OUR STRATEGY

We believe that our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe the flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes. The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an NDA / 505 (b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are two ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products. Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires an abbreviated new drug applications (“ANDA”).

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires new drug applications (“NDA”) via 505 (b)(2) application which both accelerates development timelines and reduces costs in comparison to regular new drug applications for new chemical entities.

We are also specifically focusing our technologies on the development of abuse resistant pain medications. The growing abuse of prescription “painkillers”, specifically opiod analgesics, is well documented and is a major health concern. We believe that our technologies and know-how are uniquely suited to developing abuse-resistant pain medications.

We believe we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

OUR TECHNOLOGY

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs. Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables. This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

OUR PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of	Regulatory	Rights
			Development	Pathway

Dexmethylphenidate Hydrochloride extended release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Filed and accepted with the FDA	ANDA	Partnered with Par Pharmaceutical

Venlafaxine HCI extended release capsules	Effexor XR®	Depression	Late-Stage Development	ANDA	Intellipharmaceutics

Carvedilol Phosphate extended release capsules	Coreg CR®	Heart Failure	Late-Stage Development	ANDA	Intellipharmaceutics

Oxycodone Extended release capsules	N/A	Pain	Early-Stage Development	NDA 505(b)(2)	Intellipharmaceutics

We have 11 additional ANDA and NDA products, in various stages of development, which we have not disclosed for competitive purposes. We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy and patent issues associated with the product.

Dexmethylphenidate Hydrochloride – Generic Focalin XR®

In 2005, we executed a license and commercialization agreement with Par for the development of a generic version of Focalin XR. Under the agreement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing. Par is also responsible for costs associated with litigation. We have a ten year profit-sharing agreement with Par which commences with the commercial launch of the product. Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Effective May 2007, we filed an ANDA for our generic Dexmethylphenidate XR with the FDA. As at that date, the application was accepted by the FDA as being complete and in condition for further review. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA. Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

During the fourth quarter of 2009, the 30 month stay on FDA approval for our ANDA for Dexmethylphenidate XR expired. As we did not receive tentative approval from the FDA within the 30 months, the 180-day exclusivity period associated with our first to file opportunity on the 15mg strength capsule may no longer be available or may require that a special request, open to FDA discretion be made to avoid the loss of the status. While we believe that the making of such a special request is a possible scenario, there can be no assurance that the FDA would accede to this request if made.

As discussed in greater details under “commitments and contingencies”, Novartis, the brand owner of Focalin XR®, filed complaints in the United States courts alleging patent infringement against us and Par. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. Par was responsible for defence of the litigation and all the related costs. On March 11, 2010 we announced that Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International, and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). The terms of the settlements are confidential and remain subject to regulatory and court approval.

Venlafaxine hydrochloride – Generic Effexor XR®

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®. Effexor XR® is an extended-release capsule for oral administration that contains venlafaxine hydrochloride. It is indicated for the treatment of symptoms of depressive disorders. Effexor XR® had estimated U.S. sales of approximately $3.9 billion in 2008.

In 2009 we successfully completed pivotal bioavailability/bioequivalence studies and we are exploring licensing agreement opportunities or other possibilities for this product. While management believes that a licensing agreement is feasible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR®

Another product in our generics pipeline is carvedilol phosphate extended release capsule. It is a generic version of the marketed drug Coreg CR®. Coreg CR is available for once-a-day administration as controlled-release oral capsules containing 10, 20, 40, or 80 mg of the active pharmaceutical agent. It is used for the treatment of hypertension and heart conditions.

This product is currently in late-stage development and we are planning on conducting additional pivotal bioequivalence studies later in fiscal 2010. We are exploring licensing agreement opportunities or other possibilities for this product. There is no assurance that a licensing agreement can be secured.

Rexista™

Our lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain. Rexista™ is a unique dosage form designed to be resistant to some of the well-documented abuses associated with some currently marketed oxycodone products. This includes abuse of these drugs by nasal inhalation when crushed or powdered, and, by injection when combined with solvents. Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone based products had estimated U.S. sales of approximately U.S. $2 billion. OxyContin® (oxycodone ER) currently holds the leading total prescription share of the U.S. extended-release opioid market, with an estimated 23% total prescription share.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (REMS) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-resistant extended release opioids. Several “tamper-resistant” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-resistant products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-resistant opioid analgesics used in pain management. The advantage of our 505 (b) (2) NDA focused strategy is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-resistant opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista and in fiscal 2010 plan to manufacture clinical batches of Rexista™ for use in phase 1 clinical trials. We also plan to initiate discussion with the FDA on the clinical development plan for Rexista™. There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting a 505 (b) (2) NDA filing.

SELECTED QUARTERLY INFORMATION

As a result of the October 22, 2009 IPC Arrangement Transaction we selected a November 30 year end. All comparable information is that of our predecessor company Intellipharmaceutics Ltd. which had a December 31 year end. The following are selected financial data for the three month period ended February 28, 2010 and the three month period ended March 31, 2009. It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general the fact that expenditures were higher for the three month period ended February 28, 2010 when compared to the three month period ended March 31, 2009 was due to our stronger financial position during 2010 when compared with 2009.

	For the Period ended
	February 28	March 31
	2010	2009
	(3 Months )	(3 Months )

Revenue:	$2,597	$224,372
Expenses:	1,458,672	651,506
Loss for the period	(1,427,553)	(573,011)
Loss per share, Basic and Diluted	(0.13)	(0.06)

Cash	$5,048,100	$150,021
Total Assets	$8,081,074	$2,435,735

Deferred revenue	$1,448,299	$1,841,797
Total liabilties	$3,366,514	$1,641,516
Shareholders equity	$3,266,261	$(1,047,578)
Total liabilties and shareholders equity	$8,081,074	$2,435,735

CRITICAL ACCOUNTING ESTIMATES

Use of Estimates

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the ASC. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates required for the preparation of the unaudited interim consolidated financial statements included those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; the fair value option for financial assets and financial liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets. These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition

The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under development agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits

The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation

All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 9 of the unaudited interim consolidated financial statements provides detailed disclosure of the Company's stock options.

Income taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued ASC topic 740-10, formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company. See Note 11 in the unaudited interim consolidated financial statements for further discussion of the Company’s accounting for income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance. The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”. It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets. The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited. The Company has adopted it on December 1, 2009. The adoption did not have a material impact on our unaudited interim consolidated financial position and results of operations.

In June 2009, the FASB updated “Consolidation – Consolidation of Variable Interest Entities” (“Consolidation”). The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis. The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope. An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation. The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures. The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited. The Company has adopted it on December 1, 2009. The adoption did not have a material impact on our unaudited interim consolidated financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore will be adopted by us on December 1, 2010. We do not expect that the adoption will have a material impact on our consolidated financial position and results of operations.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2010 and 2009 that will become effective in subsequent periods. The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three month period ended February 28, 2010 and the three month period ended March 31, 2009.

	For the period ended
	February 28	March 31	Dollar and Percentage change
	2010	2009	Increase/(Decrease)
	(3 Months )	(3 Months )	2010 vs 2009
Revenue:
Research and development	$2,597	$224,372	(221,775)	-98.8%

Expenses:
Cost of revenue	-	27,119	(27,119)	-100.0%
Research and development	699,658	406,790	292,868	72.0%
Selling, general and administrative	704,029	119,887	584,142	487.2%
Depreciation	54,985	97,710	(42,725)	-43.7%
	1,458,672	651,506	807,166	123.9%

Loss before the undernoted	(1,456,075)	(427,134)	(1,028,941)	240.9%

FMV on adjustment of warrants	21,865	-	21,865	-
Foreign exchange gain (loss)	28,363	(132,476)	160,839	-121.4%
Interest income	3,633	1,291	2,342	181.4%
Interest expense	(25,339)	(14,692)	(10,647)	72.5%

Loss for the period	(1,427,553)	(573,011)	(854,542)	149.1%

Three Month Period Ended February 28, 2010 Compared to the Three Month Period Ended March 31, 2009

Revenue

The Company recorded revenues of $2,597 for the three month period ended February 28, 2010 versus $224,372 for the three month period ended March 31, 2009. Revenue in three month period ended February 28, 2010 was comprised of recognition of upfront fees of $1,028 and other revenue in the amount of $1,569 compared to upfront fees of $115,507 research and development service fees of $107,539 and other revenue in the amount of $1,326 in the three month period ended March 31, 2009. The decrease in revenue can be primarily attributed to the Company having more late stage development activity with its partnered projects in 2009, compared to 2010 when the Company was not as actively involved in such activities for its partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. As a result we had minimal revenue on our partnered products as our focus was on advancing our own products.

Cost of Revenue

We had no cost of revenue for the three month period ended February 28, 2010 in comparison to the three month period ended March 31, 2009 primarily as we performed no activity on partnered projects during the three month period ended February 28, 2010, when compared to the three month period ended March 31, 2009. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations therefore we had no expenditures on our partnered products as our focus was on advancing our own products.

Research and Development

Expenditures for research and development for the three month period ended February 28, 2010 were higher by $292,868 in comparison to the three month period ended March 31, 2009 primarily as the Company performed all of its activity on its own projects during the period ended February 28, 2010, when compared to the three month period in 2009. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations therefore we had significant research and development expenditures on our products.

Selling, General and Administrative

Selling, general and administrative expenses were $704,029 for the three month period ended February 28, 2010 in comparison to $119,887 for the three month period ended March 31, 2009, an increase of $584,142. The increase is due to an increase in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the three month period ended February 28, 2010 were $172,997 in comparison to $84,106 for the three month period ended March 31, 2009. This increase is attributable to an increase in administrative staffing levels during the three month period ending February 28, 2010 when compared to the prior period. The number of employees included in administrative costs was nine as at February 28, 2010 in comparison to six at March 31, 2009. The increase is related to additional employees that are required in our role as a publicly traded company.

Administrative costs for the three month period ended February 28, 2010 were $466,756 in comparison to $15,603 for the three month period ended March 31, 2009. The increase is primarily due to an increase in accounting and legal costs expensed when compared with the three month period ended March 31, 2009 due to certain requirements which we did not incur in the comparable period as we were not a publicly traded company.

Marketing costs for the three month period ended February 28, 2010 were $49,751 in comparison to $6,813 for the three month period ended March 31, 2009. This increase is mainly a result of an increase primarily in travel expenditures during these periods due to investor relations activities which we did not incur in the comparable period as we were not a publicly traded company.

Occupancy costs for the three month period ended February 28, 2010 were $14,525 in comparison to $13,366 for the three month period ended March 31, 2009. These amounts are comparable as we are located in the same premise.

Depreciation

Depreciation expenses for the three month period ended February 28, 2010 were $54,985 in comparison to $97,710 for the three month period ended March 31, 2009 primarily as a result of reduced investment in property and equipment and leasehold improvements as the Company cut down on investments until additional financing was secured.

Foreign Exchange Gain (Loss)

Gain on foreign exchange was $28,363 for the three month period ended February 28, 2010 in comparison to a loss of $132,476 for the three month period ended March 31, 2009. The gain for the period ended in February 28, 2010 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.0556 (Cdn) at November 30, 2009 to $1.00 (US) for $1.0525 (Cdn) at February 28, 2010. The loss for the period ended in March 31, 2009 was due to the strengthening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1.2613 (Cdn) at March 31, 2009.

Interest Income

Interest income for the three month period ended February 28, 2010 was higher by $2,342 in comparison to the three month period ended March 31, 2009 primarily as a result of a higher average amount of cash on hand.

Interest Expense

Interest expense for the three month period ended February 28, 2010 was higher when compared with the three month period ended March 31, 2009 primarily as a result of a higher average amount outstanding on the related party loan. The amount outstanding on the related party loan which accrues interest at 6% annually was higher in the three month period ended February 28, 2010 in comparison to the three month period ended March 31, 2009.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited interim consolidated financial statements for the last two quarterly periods ended. All comparable information for the previous six quarters is that of our predecessor company, IPC Ltd., which had a December 31 year end. Loss per share has been adjusted to reflect the impact of the transactions, as described in the “Business Overview”.

Quarter Ended	Revenues	Loss	Loss per share
February 28,2010	2,597	(1,427,553)	(0.13)
November 30,2009 (2 Months)	161,757	(875,322)	(0.09)
September 30,2009	125,590	(165,739)	(0.02)
June 30, 2009	118,460	(224,662)	(0.02)
March 31, 2009	224,372	(573,012)	(0.06)
December 31,2008	117,740	(2,081,991)	(0.22)
September 30,2008	180,388	(915,596)	(0.10)
June 30, 2008	268,426	(470,335)	(0.05)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general the fact that expenditures were higher for the three month period ended February 28, 2010 and the two month period ended November 30, 2009 when compared to the first three quarters of fiscal 2009 periods was due to our stronger financial position starting in the fourth quarter of 2009. In general the quarterly expenditures were higher in the last three quarters of fiscal 2008 when compared with the first three quarters of fiscal 2009, because we were in a stronger financial position during 2008 when compared with 2009.

Analysis of First Quarter Results

The significant increase in our loss during the first quarter of 2010 when compared to the prior quarter can be mainly attributed to the fact that the three month period ending February 28, 2010 is being compared with the two month period ending November 30, 2009.

LIQUIDITY and CAPITAL RESOURCES

	For the period ended
	February 28	March 31
	2010	2009	Dollar and Percentage Change
	(3 Months )	(3 Months )	2009 Versus 2008

Cash flows used in operating activities	(2,212,682)	(597,164)	(1,615,518)	270.5%
Cash flows used in financing activities	(764,054)	(143,759)	(620,295)	431.5%
Cash flows used in investing activities:	(12,563)	(8,612)	(3,951)	45.9%
Decrease in cash	(2,989,299)	(749,535)	(2,239,764)	298.8%
Cash, beginning of period	8,014,492	902,213	7,112,279	788.3%
Effect of foreign exchange on cash	22,907	(2,657)	25,564	-962.1%
Cash, end of period	5,048,100	150,021	4,898,079	3264.9%

The Company had cash of $5,048,100 as at February 28, 2010, compared to $8,014,492 at November 30, 2009. The decrease in cash is a result of cash used in operating activities and the repayment of C$800,000 of the due to related parties loan.

Net cash flows used in operating activities was $2,212,682 for the three month period ended February 28, 2010, as compared to net cash flows used in operating activities, of $597,164 for the three month period ended March 31, 2009. The fluctuations in cash flows from operations are influenced by our loss which is described in greater detail above.

Net cash flows used in financing activities was $764,054 for the three month period ended February 28, 2010, as compared to net cash flows used in financing activities of $143,759 for the period ended March 31, 2009. In 2010, the Company repaid C$800,000 of amount due to related parties and repaid its capital lease obligations of $8,294.

All non-cash items have been eliminated.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505 (b) (2) NDA products. The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the success of development programs, success in securing licensing contracts as well as procurement of co-development or other collaborations. Therefore, as development of products continues, it will be necessary to raise capital or seek additional financing. There can be no assurance that such capital or financing would be available in the amounts and on terms acceptable to us..

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Transaction recently completed with Vasogen Inc. Thus our current cash reserves will not be used for such repayment other than to the limited extent described in the IPC Arrangement Transaction. During the first quarter ended February 28, 2010 the related party loan was repaid by C$800,000 from proceeds received by us from the IPC Arrangement Transaction for cash advances made by them to us as a shareholder loan.. Interest payable on this loan was accrued in the amount of $110,000 as at November 30, 2009. During the first quarter ended February 28, 2010 this amount was also repaid.

As a research and development company, IPC Corp was eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs. Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount was not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Subsequent to quarter end the Company received approximately C$931,000 from the Canada Revenue Agency and the Ontario Ministry of Finance comprised of a scientific research & development tax credit and an Ontario Innovation tax credit for research and development activities carried out during the fiscal year 2008. Based on management’s best estimate, the Company expects to receive approximately C$609,300 from the Canada Revenue Agency and the Ontario Ministry of Finance during the second half of fiscal 2010 comprised of research & development tax credits for research and development activities carried out up to the period ended October 21, 2009. Realization of these credits is subject to government approval; however, management expects to receive a substantial amount during the second half of fiscal 2010. The Company has claimed these tax credits for several years, and to date the Company has received government approval for the estimated expenses within the expected timing. In addition we expect to receive approximately C$422,000 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Transaction.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of April 12, 2010, is 10.9 million and it has not changed since February 28, 2010. The number of options outstanding as of April 12, 2010, is 2,928,115 and has decreased since February 28, 2010 due to the expiry of 1,386 stock options. No stock options were granted or forfeited since February 28, 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of February 28, 2010. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At February 28, 2010, our cash totaled $5,048,100, compared with $8,014,492 at November 30, 2009. The decrease in cash is a result of cash used in operating activities and the repayment of C$800,000 of the due to related party loan.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by $1.4 million mainly as a result of cash used in operating activities and financing activities. Management expects working capital to further decrease in 2010 as we continue to incur expenditures to achieve our corporate objectives unless we raise additional financing through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some and/or all of the costs of development and the receipt of the outstanding investment tax credits. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

CAPITAL EXPENDITURES

Total capital expenditures for the three months period ended February 28, 2010 were comparable to the three month period ended March 31, 2009. Capital expenditure levels for 2010 are anticipated to be near 2009 levels. We will fund 2010 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012. Operating obligations related to the lease of premises expire on November 2010. However, it is our current intention to renew the lease for our facility before the lease expires in 2010.

	Payments Due by Period
		Less than 1
Contractual Obligations	Total	Year	1-3 Years		4-5 Years		After 5 years

Capital Lease Obligations	$40,311	$33,875	$6,436	$	---	$	---
Operating Obligations	78,777	78,777	---		---		---
Total Contractual Obligations	119,088	112,652	6,436		---		---

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at February 28, 2010, there were no pending litigation or threatened claims outstanding, other than the one described in the following paragraph.

In October 2008, we, together with a drug development partner, Par Pharmaceutical, were named as defendants in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. On March 11, 2010 we announced that Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International Inc., and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). The terms of the settlements are confidential and remain subject to regulatory and court approval. Par was responsible for defense of the litigation and the related costs

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the “Indemnity Agreement”) which became our obligation as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus, with indemnification from claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations. Our obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement, are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment.

RELATED PARTY TRANSACTIONS

As at February 28, 2010, we had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of $1.5 million. Repayments of the related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the merger and arrangement transaction completed with Vasogen Inc. During the three months ended February 28, 2010 the related party loan was repaid by C$800,000 from the transaction completed with Vasogen Inc. representing cash advances made by them to us as a shareholder loan.

DISCLOSURE CONTROLS AND PROCEDURES

We have designed disclosure controls and procedures (DC&P) to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

INTERNAL CONTROLS OVER FINACIAL REPORTING

We are working on strengthening our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. If we fail to maintain effective internal controls, our ability to produce accurate financial statements could be impaired. This could adversely affect our operating results and investors’ views of us. Prior to the October 22, 2009 IPC Arrangement Transaction, we operated as a privately held U.S. company; management has identified certain internal controls over financial reporting that will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. Our accounting and financial reporting department may not currently have all of the necessary resources to ensure that it will not have significant deficiencies or material weaknesses in its system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may be limited by a variety of factors including faulty human judgment and errors, omissions or mistakes, inappropriate management override of policies and procedures, and the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

Ensuring that we have adequate financial and accounting controls to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently.

We have begun the process of documenting, reviewing, and improving our internal controls in order to comply with Canadian and United States securities regulation, which requires management assessments of the effectiveness of its internal control over financial reporting. Management will be testing the internal controls and, as part of that documentation and testing, identify areas for further attention and improvement. Improving the internal controls will likely involve substantial costs. This process may also take a significant time to complete and may distract officers, directors, and employees from the operations of the business. These efforts may not ultimately be effective to maintain adequate internal controls. If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information. In addition, investor perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our share price.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of February 28, 2010, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred losses through February 28, 2010. These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future. Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the FDA or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

Based on our current plans we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of objectives material to our success. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form for the year ended November 30, 2009 and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

April 13, 2010